Room 4561
September 20, 2005

Mr. Richard E. Belluzo
Chief Executive Officer
Quantum Corporation
1650 Technology Drive
Suite 800
San Jose, California 95110

      Re:	Quantum Corporation
      Form 10-K for the Fiscal Year Ended March 31, 2005
		Filed June 8, 2005
		File No. 1-13449

Dear Mr. Belluzo,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-K for the Fiscal Year Ended March 31, 2005

Item 7. MD&A of Financial Condition and Results of Operations

Critical Accounting Policies, page 17

1. We note that you apply certain critical accounting policies that have affected your financial results due to changes in the underlying estimates and assumptions. For example, we note that your results have been affected in the past by changes to estimates related to warranties, restructuring activities, and contingent tax exposures.
Please tell us how you considered disclosing how accurate your estimates have been in the past, how much the estimates have changed, and whether your estimates are reasonably likely to change in the future. Address how you have analyzed your estimates` specific sensitivity to change and whether you have provided appropriate quantitative information that is reasonably available. Refer to
Section V of SEC Release 33-8350 for further guidance.

Liquidity and Capital Resources, page 29

2. We note that you do not appear to provide explanations of the underlying reasons for changes in your operating assets and liabilities that significantly affect your operating cash flows each period. Explaining the reasons for significant changes in balance sheet items such as your accounts receivable and other assets and liabilities would assist readers in assessing the quality of your cash flows. Please explain to us how you have complied with Section
IV.B.1 of SEC Release 33-8350.

Item 8. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page 50

3. Please explain to us the extent to which software is provided with, or embedded in, your products. Indicate whether you have recognized any portion of your revenue in accordance with SOP 97-2 and explain to us how you considered paragraph 2 of the SOP as it applies to any of your product offerings that include software.



4. Please tell us more about your revenue recognition policy related to royalties. Describe the material terms of your royalty arrangements and explain how you meet the applicable criteria in order to recognize this revenue. Refer to the authoritative literature that supports your revenue recognition policy and explain how you comply with that literature.
Note 7. Special Charges, page 59

5. Please explain to us why you began to account for severance charges in accordance with SFAS 112 in the second quarter of fiscal
2005. Describe the changes from your previous restructuring activities and explain how those changes resulted in your accounting for these charges in accordance with SFAS 112.

GAAP to Non-GAAP Reconciliation of Consolidated Statements of
Operations, pages 79 through 82

6. It is unclear to us why your non-GAAP presentation is useful to investors. For example, we assume that your use of the acquired technology, trademark and customer list assets is relevant to your performance and the recurring amortization does not appear dissimilar, for purposes of assessing your performance, to depreciation on acquired tangible assets. Please explain to us why the expense allocation reflecting the use of these assets should not be considered in assessing core operating performance, but the revenue generated from using these assets should be considered.
In
addition, clarify for us why excluding the special charges from your non-GAAP measures is appropriate considering that these charges are recurring and the related restructuring activities appear to be relevant to your future performance. Refer to Item 10(e)(1)(C) of Regulation S-K and Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) and explain to us why you believe that each adjustment made to your GAAP results is appropriate and that the related disclosures are adequate.

7. We note that you disclose several non-GAAP measures as a result of presenting a full statement of operations on a non-GAAP basis. Each line item, subtotal and total affected by your adjustments represents a separate measure for which you must provide specific and meaningful disclosures in order to comply with the guidance provided in Item 10(e)(1) of Regulation S-K and the related FAQ. Please explain to us how you concluded that your current disclosure is adequate for each individual non-GAAP measure presented.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant at (202) 551-3451
or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Richard E. Belluzo
Quantum Corporation
September 20, 2005
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